Exhibit 12.1
Sorrento Therapeutics, Inc.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months Ended	Fiscal Year Ended December, 31
(in $ thousands)	June 30, 2018	2017	2016	2015	2014	2013

Pretax Income (Loss) from Continuing Operations	(107,653)	15,315	(65,268)	(9,719)	(36,359)	(21,911)
Fixed Charges (per below)	46,136	5,201	1,712	1,651	1,628	254
Interests Capitalized	-	-	-	-	-	-

Earnings	(61,517)	20,516	(63,556)	(8,068)	(34,731)	(21,657)

Interests and Other Financial Charges	46,032	4,980	1,615	1,651	1,628	254
Interests Portion of Rental Expense	104	221	97	-	-	-

Fixed Charges	46,136	5,201	1,712	1,651	1,628	254

Ratio of Earnings to Fixed Charges	(1.3)	3.9	(37.1)	(4.9)	(21.3)	(85.3)